

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2009

By U.S. Mail and Facsimile (303) 592-1510

Edward Giedgowd, Esq.
Chief Compliance Officer and General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: **Prosper Marketplace, Inc.**
      Amendment No. 4 to Registration Statement on Form S-1
      File No. 333-147019

Dear Mr. Giedgowd:

     We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that you will file your legality and tax opinions in a future amendment. Please file these exhibits promptly to facilitate our review prior to effectiveness. Similarly, please take all necessary steps to qualify the trustee for your indenture.

2.   We are still considering your response to our prior comment 11 in our comment letter dated April 29, 2009.

Summary

Borrower Loans, page 2

3.   Revise the second paragraph of this section to clarify how 27.4% of your loans have entered collection, but only 24% have been more than 60 days past due. Also, please clarify whether "of these borrower loans" in the last sentence of the paragraph refers to the loans that entered collection, or your total loans.

Risk Factors, page 19

Your recourse will be extremely limited in the event..., page 19

4.   We note your response to our prior comment 19. As we noted in our prior letter, all language that either mitigates the risk to the investor or disclaims liability under the securities laws should be omitted. Please revise the subheading accordingly and delete the penultimate sentence. Alternatively, if you determine that the remaining language is duplicative of other risk factors, delete the entire risk factor.

The fact that Prosper will have the exclusive right and ability..., page 22

5.   Please delete the word "potential" from the subheading.

We have incurred operating losses since our inception..., page 29

6.   It appears that this paragraph is intended to serve as a new subheading. If so, please revise to format it with bold text.

Prosper Rating Assigned to Listings, page 45

7.   Revise this section to discuss the extent to which the expected loss rates are revised based upon the seasoning of your loan portfolio. For example, we note analysis of the prosper loan originations posted by prosper members which shows loans that are not paying according to their terms approaching 40% for your oldest tranches. We also note that in the Wall Street Journal article of May X, 2009, the default rate on your Grade A loans was more than 7%, rather than 1.5 percent "expected default." Also, your own disclosure puts the amount of charged off loans at a rate of 27%, which exceeds the expected loss rate of all but your riskiest loans.

8.   In postings on the web regarding the performance of Prosper loans by one of your lender members, there have been concerns expressed about the number of reported loans that closed during a particular months changing. Please provide the staff, with a view towards improved disclosure, your originated loans for every month that you operated prior to

shutting down your site, the number that went 30, 60 and 90 days past due and the number that entered collection. Also, please address any instance where the number of reported loans in a particular monthly set changed from when they were originated to the currently reported amount. Please refer to http://fred93blog.blogspot.com.

Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingencies, F-22

9.   We note your response and revised disclosure to our prior comment 31; however we do not see how you have addressed our comment in its entirety. Please address the following:

- Tell us how you determined that it was not probable that a liability had been incurred (refer to paragraphs 8, 37 and 39 of SFAS 5); and
- Justify how your low range estimate (i.e. $0) is appropriate considering suits have been brought and you have no factual defense (specifically regarding the Section 5 violation).

10.   In addition to our comment above, as it relates to the Section 5 violation and class action suit, please address the following:

- Tell us if the class has been certified and quantify the amounts of the notes that are related to the suit;
- Provide us your assessment of the claims and whether or not you believe the claims may be limited by the statute of limitations (quantify amounts in your response if possible);
- Tell us if have you obtained any further discovery concerning the probability that a loss contingency has occurred; and
- Provide us with your most recent legal representation letter.

Comment from the Division of Investment Management

11.   We are still reviewing your response to our prior comment 36.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Whitney A. Holmes, Esq.
       Brian D. Lewandowski, Esq.
       Morrison & Foerster LLP
       370 17th Street, Suite 5200
       Denver, Colorado 80202